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                            February 28, 2023

       Jeffrey Tirman
       Chief Executive Officer
       Abri SPAC I, Inc.
       9663 Santa Monica Blvd., No. 1091
       Beverly Hills, CA 90210

                                                        Re: Abri SPAC I, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 7,
2023
                                                            File No. 333-268133

       Dear Jeffrey Tirman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2022 letter.

       Amendment No. 1 to Registration Statement of Form S-4

       Cover Page

   1. We reissue comment 1 in part. Where you discuss the controlled company exemption on your prospectus cover,
please revise to state that DLQ Parent will exercise control over the company by owning
approximately 59% of the Combined Company at closing, and
                                                        clarify whether such
figure assumes no Earnout Shares are issued. In addition, we note your disclosure on page
182 that "for at least some period following the Merger, the
                                                        Combined Company may
utilize these exemptions since the Combined Company has not
                                                        yet made a
determination with respect to the independence of all directors." Revise to include comparable
disclosure on your prospectus cover and pages 19 and 60.
 Jeffrey Tirman
FirstName
Abri SPACLastNameJeffrey Tirman
            I, Inc.
Comapany28,
February   NameAbri
              2023  SPAC I, Inc.
February
Page  2 28, 2023 Page 2
FirstName LastName
2. We reissue comment 2. Explicitly state the national securities exchange where the securities of the post-combination company will be listed, including the corresponding trading symbol for the securities, on your prospectus cover. Refer to
Item 501(b)(4) of
         Regulation S-K.
Q: What interests does the Sponsor and its affiliates have in the Business Combination?, page 11

3. We note your revised disclosure in response to comment 4 and reissue in part. Please revise to quantify the value of the Sponsor Earnout Shares and the aggregate dollar amount of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. In this regard, we note your disclosure on page 10 that, "if the
         Business Combination is not consummated, the aggregate amount of approximately
         $5,630,264 will be lost." This does not include the amounts that the Sponsor and its affiliates would stand to gain upon completion of the business combination. Ensure your disclosure on pages 35, 69 and 101 is consistent with the disclosure here.
Q: Are there any arrangements to help ensure that Abri will have sufficient funds..., page 12

4. Please revise your disclosure here and in your risk factor on page 67 that you included in response to comment 13 to clarify whether you anticipate needing, and pursuing, the additional $25 million financing through the Sponsor. Please also clarify whether you are obligated to use commercially reasonable efforts to enter into such financing regardless of whether you need the additional cash. Lastly, please revise this section and your risk factor on page 67 to address how the lack of a minimum cash condition may contribute to the post-combination company being under-capitalized.
Summary of the Joint Proxy Statement, page 20

5. We note your disclosure under the headings "Potential Impact of Additional Dilution" on pages 25 and 34 appears to present the same information. Please remove one of the redundant discussions, or explain how they are different.
Merger Agreement, page 24

6. We note your revised disclosure in response to comment 6. Please further revise to replace the organizational charts you included on pages 24 and 33 with the chart you included on page 132 that illustrates the relationship between the post-combination company and the Sister Companies.
Parent Stockholder Support Agreement, page 29

7. We reissue comment 8, as we are unable to locate your revised disclosure. We note your disclosure that Abri and a certain stockholder of Abri entered into the Parent Stockholder
         Support Agreement, pursuant to which they agreed to vote all shares of Abri Common
         Stock beneficially owned by them, including any additional shares of Abri they acquire ownership of, in favor of the Parent Proposals. With respect to the additional shares of
 Jeffrey Tirman
FirstName
Abri SPACLastNameJeffrey Tirman
            I, Inc.
Comapany28,
February   NameAbri
              2023  SPAC I, Inc.
February
Page  3 28, 2023 Page 3
FirstName LastName
         Abri they may acquire, confirm your intent to comply, and revise your disclosure accordingly, with the conditions set forth in the Compliance and Disclosure Interpretation located at Question 166.01 of the Tender Offers and Schedules interpretations, located on the SEC's website.
Risk Factors
DLQ may be subject to fines or other penalties imposed by the Internal Revenue Service..., page
44

8. We note your revised disclosure in response to comment 14 and reissue. We note the
         DLQ financial projections appear to suggest you expect a $2.6M income tax expense in
         2023. Please include comparable disclosure in this risk factor. Delaware law and our Amended Charter and Bylaws will contain certain provisions..., page 60

9. We note your revised disclosure in response to comment 11 and reissue our comment in part. Revise this risk factor to address the inability of stockholders to act by written consent. We also note that your disclosure suggests, and the proposed charter provides, that stockholders may not act by written consent, but Section 2.9 of the proposed bylaws appears to permit stockholders to act by written consent. Please revise for consistency.
Warrant Revenue Sharing Side Letter, page 85

10. We note in your response to comment 16 that the pro forma financial information does not give effect to the Warrant Revenue Side Sharing Agreement. Please add a pro forma adjustment for the effect of this agreement to the pro forma financial information on pages
         152 through 163, or explain why such an adjustment is not necessary. The adjustment should be accompanied by a footnote explaining how the amount was determined and the accounting treatment. Refer to Rule 11-02(a)(6) of Regulation S-X. Background of the Proposed Business Combination with DLQ, page 87

11. We note your disclosure in response to comment 18 that Mr. Tirman and Mr. Suen had met several years before at a dinner gathering, and that Mr. Tirman has known Mr. Suen for many years, but there has never been a business relationship between them. Please provide more detail about the nature of the relationship between Mr. Tirman and Mr.
         Suen.
12. We note your revised disclosure in response to comments 19 and 22 and reissue our comments in part. Please include a description of the key terms in the initial draft of the letter of intent that was delivered on July 28, 2022 and specify which party prepared the initial draft. Where you discuss the merger agreement negotiations, revise to describe any negotiations relating to the type of consideration to be paid, the earnout shares, the warrant revenue sharing arrangement, and the financial projections. If such terms were not negotiated, so state, and disclose which party proposed such terms. In this regard, we note your disclosure that the terms of many ancillary documents did not change materially
 Jeffrey Tirman
FirstName
Abri SPACLastNameJeffrey Tirman
            I, Inc.
Comapany28,
February   NameAbri
              2023  SPAC I, Inc.
February
Page  4 28, 2023 Page 4
FirstName LastName
         from those circulated in the letter of intent.
13. We reissue comment 20 in part. Please disclose which party proposed the initial $140 million valuation figure.
14. We note your response to comment 21 that the agreed valuation of $114 million does not reflect the additional $25 million financing. Please disclose this in your filing. In addition, disclose any discussions about the need to obtain additional financing for the combined company and any negotiations or marketing processes undertaken to date. If there were none, so state.
Certain DLQ Projected Financial Information, page 93

15.      We reissue comment 28 in part. Quantify the growth rates you are
assuming of DLQ   s
         current businesses.
Opinion of Abri's Financial Advisor, page 96

16. We note your disclosure that TMG reviewed financial projections prepared by the management of DLQ relating to DLQ for the fiscal years ending 2022 through 2023 as part of its analysis. Please clarify whether these are the same projections that appear on page 94, and if not, include such projections in your filing. Total Shares of Common Stock Outstanding Upon Consummation of the Business Combination
Maximum Redemption Scenario, page 102

17. Please disclose why the requirement to maintain a minimum amount of $5,000,001 of net tangible assets has been removed from the maximum redemption scenario in conjunction with closing on the business combination. Also, explain how the anticipated transactions costs will be paid from available cash at closing.
18. We reissue comment 3 in part. Please revise to include a cross reference to the full analysis of the different ownership scenarios and related dilution discussion on pages 32-
         34.
Information About DLQ, page 131

19. We note your disclosure on page F-80 that DLQ entered into a new Managed Services
         Agreement with a significant new client and signed a non-binding letter of intent to acquire a private company and that DLQ expects to place the private company executives in senior management positions. We also note your disclosure on page 94 that this Managed Services Agreement was a factor in preparing the DLQ projections. Please address these business developments in this section.
Major Customers, page 140

20.      We note your response to comment 37. Please file the redacted versions of the
         agreements as exhibits to your registration statement. Alternatively, please provide your
 Jeffrey Tirman
FirstName
Abri SPACLastNameJeffrey Tirman
            I, Inc.
Comapany28,
February   NameAbri
              2023  SPAC I, Inc.
February
Page  5 28, 2023 Page 5
FirstName LastName
         analysis as to why you are not required to file these agreements under
Item 601(b)(10) of
         Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
DLQ
Cave-Out Results of Operations for fiscal years ended December 31, 2021 and
2020
Cash Flows
Operating Activites, page 150

21. Your discussion indicates that your loss from operations during the year ended December
         31, 2021 was $(1,314,376) compared to $(3,637,744) for the year ended
December 31,
         2020 when these were actually your cash flows used in operating activities for the respective periods. Please revise. Also, please discuss the key drivers responsible for changes in your cash flows used in operations during these periods. Your discussion of changes in cash used in or provided by investing and financing activities should be similarly revised.
Comparative Historical and Unaudited Pro Forma Combined Per Share Financial Information, page 155

22. We note your response to comment 41. There does not appear to be a revised disclosure
         explaining how DataLogiq, Inc.   s equivalent per share pro forma net
loss, basic and
         diluted amounts, assuming maximum redemptions, for the nine months ended September
         30, 2022 and year ended December 31, 2021 was determined. The pro forma equivalent net loss per share amounts, redeemable and non-redeemable common stock, basic and diluted, do not recalculate using the expected exchange ratio of .75 for the Pro Forma
         Combined (Assuming Maximum Redemptions) scenarios for the nine months ended
         September 30, 2022 and the year ended December 31, 2021. Please revise the amounts in the table or revise to explain in further detail how these amounts were determined.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 161

23. We note your response to comment 47. For the transaction adjustments to the promissory notes, related party, and the warrant liability at September 30, 2022, please add a label that properly references to your Adjustments to Unaudited Pro Forma Condensed Combined
         Balance Sheet.
Executive and Director Compensation, page 176

24. Please update this section to include disclosure for the year ended December 31, 2022.
Annex D
Fairness Opinion by The Mentor Group, page D-1

25. Please revise the schedules to the fairness opinion on pages D-11 through D-30 to ensure the information is legible.
 Jeffrey Tirman
Abri SPAC I, Inc.
February 28, 2023
Page 6
Notes to Carve-Out Consolidated Financial Statements
Note 10. Loss Per Share, page F-78

26. Please revise your disclosure to clearly explain how you estimated the weighted average common shares outstanding, basic and diluted, based on management's estimate of outstanding common shares at the time of the merger between the Company and ABRI
      SPAC I. Also, please revise to clearly label the earnings per share amounts as "pro forma earnings per share".
General

27. We note your response to comment 62 that DLQ Parent is preparing its own proxy statement to obtain stockholder approval of the Business Combination. Accordingly, please remove references to the "joint" proxy statement in your filing.
       You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,
FirstName LastNameJeffrey Tirman
                                                          Division of
Corporation Finance
Comapany NameAbri SPAC I, Inc.
                                                          Office of Trade &
Services
February 28, 2023 Page 6
cc:       Alex Weniger-Araujo, Esq.
FirstName LastName